UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

November 9, 2022

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧  Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

Furnished as Exhibit 99.1 to this Report on Form 6-K are the unaudited financial statements of ProQR Therapeutics N.V. (the “Company”) for the three and nine-month periods ended September 30, 2022, and furnished as Exhibit 99.2 to this Report on Form 6-K is a press release of ProQR Therapeutics N.V. dated November 9, 2022, announcing the Company’s results for the three and nine-month periods ended September 30, 2022.

On November 9, 2022, the Company issued a press release titled, “ProQR Announces Third Quarter 2022 Operating and Financial Results,” announcing the Company’s results for the three- and nine-month periods ended September 30, 2022 and providing updates related to business and corporate governance. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

As disclosed in the Company’s press release, on November 9, 2022, the Company announced the appointment of Jurriaan Dekkers as the Company’s Chief Financial Officer.  He brings to the role more than 20 years of experience in finance, management and leadership roles in biopharma and healthcare companies, as well as in audit and consulting services. Prior to joining ProQR he most recently served as CFO of AstraZeneca in the Netherlands and CEO of Acerta Pharma (part of the AstraZeneca Group). Mr. Dekkers is a Supervisory Board member at ‘Stichting Kinderpostzegels’ in the Netherlands.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File No. 333-260775, File No. 333-260780 and File No. 333-248740).

INDEX TO EXHIBITS

Number	Description

99.1	Unaudited financial statements of ProQR Therapeutics N.V. for the three and nine-month periods ended September 30, 2022.

99.2	Press Release of ProQR Therapeutics N.V. dated November 9, 2022, announcing the Company’s results for the three and nine-month periods ended September 30, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: November 9, 2022	By:	/s/ Smital Shah
Smital Shah
Chief Financial Officer